EXHIBIT 99.1

YM BIOSCIENCES INC.

ANNUAL MEETING OF SHAREHOLDERS
REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Requirements, the following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of the shareholders of YM BioSciences Inc. (the “Corporation”) held on November 20, 2012 in Toronto, Ontario.

1.           Fixing number of Directors

On a show of hands, the resolution fixing the number of directors of the Corporation at nine, as set out in the management proxy circular of the Corporation dated September 27, 2012 (the “Circular”), was passed.

2.           Election of Directors

On a show of hands, the directors identified in the Circular and set forth below, were elected as directors of the Corporation:

David G. P. Allan
Thomas I. A. Allen
Kapil Dhingra
Mark Entwistle
Henry Friesen
Nick Glover
Catherine J. Mackey
Nicole Onetto
Tyron M. Williams

3.           Appointment of Auditors

On a show of hands, the resolution appointing KPMG LLP, Chartered Accountants as auditors of the Corporation and authorizing the directors of the Corporation to fix the auditors’ remuneration was passed.